Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
March 7, 2018
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
CDK Global, Inc.
Registration Statement on Form S-4

Ladies and Gentlemen:
On behalf of our client, CDK Global, Inc. ( the “Issuer”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-4 (the “Registration Statement”), in connection with the proposed registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer to exchange $600,000,000 in aggregate principal amount of its 4.875% Senior Notes due 2027 for a like aggregate principal amount of the Issuer’s registered 4.875% Senior Notes due 2027 that were issued in a transaction exempt from registration under the Securities Act.
The Issuer has informed us that the filing fee in the amount of $74,700 was wired to the Securities and Exchange Commission’s account at U.S. Bank, N.A.
Should you have any questions regarding the Registration Statement, please feel free to contact Blake Clardy at (212) 373-3538 or BClardy@paulweiss.com or the undersigned at (212) 373-3124 or DHuntington@paulweiss.com.
Very truly yours,

/s/ David S. Huntington
Paul, Weiss, Rifkind, Wharton & Garrison LLP

cc:    Lee J. Brunz
CDK Global, Inc.